April 10, 2009

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attention: Michelle Lasko

Re:	Harley-Davidson Customer Funding Corp.
Registration Statement on Form S-3
Filed March 13, 2009
File No. 333-157910

Dear Ms. Lasko:

On behalf of Harley-Davidson Customer Funding Corp. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to the Company, dated March 31, 2009 in respect of the above-referenced Registration Statement (the “Registration Statement”), the Company has submitted, electronically via EDGAR, Amendment No. 1 to the Registration Statement.  For your convenience, two paper copies of this letter are being delivered to you, along with two copies of Amendment No. 1 to the Registration Statement marked to reflect changes from the Registration Statement as filed on March 13, 2009.  Also enclosed is a marked copy of Exhibit 5.1 reflecting changes made from the version filed on March 13, 2009 as well as a draft opinion we propose to file with a takedown.

References to page numbers are to those in the enclosed marked copies of the Registration Statement.  Set forth below are the Company’s responses to the Staff’s letter.  In addition to the revisions made in the response to the Staff’s letter, the Company has revised the Registration Statement in certain other respects to update and clarify certain sections thereof, which revisions are also marked in the enclosed copies.  For convenience of reference, the text of the comments from the Staff’s letter has been reproduced in bold italicized type.  We are submitting this letter on behalf of the Company and, unless otherwise noted, the use of “we,” “us” and similar terms in the following responses refers to the Company.

Registration Statement on Form S-3

General

Comment No. 1:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the

CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that we have been, and each issuing entity previously established, directly or indirectly, by us or any of our affiliates has been, current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  We do not have any affiliates that act, or in the last 12 months, have acted, as a depositor in respect of the same asset class as the receivables covered by the Registration Statement.  The CIK codes for each issuing entity established by us that has offered a class of asset-backed securities involving the same asset class as this offering and which is currently outstanding are as follows:

Entity Name	CIK Code
Harley-Davidson Customer Funding Corp.	0001114296
Harley-Davidson Motorcycle Trust 2004-2	0001291409
Harley-Davidson Motorcycle Trust 2004-3	0001301242
Harley-Davidson Motorcycle Trust 2005-1	0001316573
Harley-Davidson Motorcycle Trust 2005-2	0001328387
Harley-Davidson Motorcycle Trust 2005-3	0001336998
Harley-Davidson Motorcycle Trust 2005-4	0001344190
Harley-Davidson Motorcycle Trust 2006-2	0001363677
Harley-Davidson Motorcycle Trust 2006-3	0001373117
Harley-Davidson Motorcycle Trust 2007-1	0001387499
Harley-Davidson Motorcycle Trust 2007-2	0001399611
Harley-Davidson Motorcycle Trust 2007-3	0001419639
Harley-Davidson Motorcycle Trust 2008-1	0001427157

Comment No. 2:

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than two business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within two business days of each takedown.

Response:

We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus filed in connection with each takedown from the Registration Statement.  We also confirm that we will file all material agreements within two business days of each takedown.

Comment No. 3:

Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that unqualified legal and tax opinions will be filed at the time of each takedown from the Registration Statement.

Comment No. 4:

Please tell us whether any of the initial pool assets or the subsequent contracts added to the pool assets during the pre-funding period will be subprime assets.  If any are, we suggest quantifying the amount in the supplement.  If you disagree, please tell us why you believe this information would not be material to investors.  Also, please include bracketed language in the prospectus supplement to indicate that you will disclose the pre-funding arrangement in the prospectus supplement, including a discussion of any difference from the criteria used to select the initial asset pool.

Response:

The Company’s FICO score threshold for “subprime assets” is below 640.  We have revised the disclosure on page S-9 to include a placeholder for such contracts as a percentage of the statistical pool balance and have noted that any changes in such characteristics from the statistical pool will not be material.  In addition, we have added a bracketed placeholder on page S-2 to the extent a particular takedown includes a pre-funded period.  We have also added bracketed language beginning on page S-9 regarding the specified criteria in respect of any subsequent contracts.

Comment No. 5:

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Also, please note that Securities Act 409 requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  We note in various sections of the base prospectus your statements “except as otherwise specified in your prospectus supplement” and “other criteria set forth in the prospectus supplement”.  Please revise the entire base prospectus to describe all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown from the Registration Statement and correspondingly we have deleted the statements “except as otherwise specified in the prospectus supplement” and “other criteria set forth in the prospectus supplement.”

Prospectus Supplement 1

Summary, page S-1

Comment No. 6:

We note your disclosure on page 23 of the base prospectus that you contemplate including a revolving period.  Please include bracketed language to indicate that you will disclose the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable, in the prospectus supplement.

Response:

We have included bracketed language on page S-2 of the prospectus supplement to indicate that the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi) of Regulation AB, as applicable, will be provided in any transaction in which a revolving period is utilized.

Comment No. 7:

We note your disclosure on page S-2 of the prospectus supplement regarding TALF.  Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program.  Revise your disclosure to define the term “eligible collateral”, as such term is defined pursuant to TALF, and describe the basis for your belief that the Class A notes meet this criteria.  Please include the form of the TALF Certification as Appendix B and confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response:

Due to the necessary level of disclosure we have added a separate section entitled “TALF Considerations” beginning on page S-59 of the prospectus supplement.  In such section, we discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program as well as describing why the Class A notes would meet the TALF eligibility criteria.  We have also added cross-references to such section in the summary and risk factors sections.  Additionally, we have included the current form of Certification as to TALF Eligibility as Appendix B and confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Comment No. 8:

It appears that the second portion of the last two lines on the page, for Subsequent Cutoff Date and Pre-Funding Period, have language which should be bracketed.  Please revise the filing so that bracketed options are clearly marked.

Response:

We have revised the line items for Subsequent Cutoff Date and Pre-Funding Period to be clearly bracketed.

Composition of the Statistical Pool of Contracts, page S-8

Comment No. 9:

Please revise to disclose the percentage of the principal amount backed by used motorcycles and the percentage of the principal amount for which there was no down payment or a 10% or less down payment.  Also if there are “exception” loans due to a promotion or other reason which do not meet the current stated criteria in your underwriting section, disclose that percentage here as well.  Also disclose, if true, that none of those percentages will rise in the completed  pool.  We note the narrative disclosure on page S-33.

Response:

We have included in the table entitled “Composition of the Statistical Pool of Contracts” in the prospectus supplement summary the percentage of the principal amount for which there was no down payment and the percentage of the principal amount for which there was a down payment of less than 10% as well as the percentage of loans secured by used motorcycles.  Please note that we have used a “less than 10% down payment” category since a 10% down payment is currently the standard down payment made by obligors.  We have also inserted bracketed language in the event the contract pool were to contain loans which do not meet the disclosed underwriting guidelines due to a promotion or other reason.  Please note, however, that we do not generally consider promotional loans to be exceptions from our underwriting guidelines.  We have also added language that the characteristics in respect of the final pool of contracts will not vary materially from the characteristics of the statistical pool.

Comment No. 10:

Also please include in the table the percentage of principal balance backed by subprime FICO score, if any, and the percentage of principal balance backed by contracts for which no FICO score was available.

Response:

We have included in the table line items for the percentage of the principal balance of contracts for which the obligors have a subprime FICO score (i.e. less than 640) and for which no FICO score was available.

Credit Enhancement, page S-19

Comment No. 11:

Please include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base (regardless of percentage triggers).

Response:

We have added the requested bracketed placeholder beginning on page S-19 of the prospectus supplement.

Lack Of Liquidity In The Secondary Market Could Limit…., page S-22

Comment No. 12:

Please describe any circumstances which would cause the Class A notes to lose their classification as “eligible collateral” as defined by TALF.  Your risk factor discussion should also include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF funding.  Also, please discuss the risks associated with the fact that the loans are non-recourse loans.  Revise your disclosure here and on page 52 of the base prospectus under the heading Legal Aspects of the Contracts to discuss the fact that the ABS must be pledged as collateral to FRBNY at the time of the loan subscription.

Response:

We have added an additional risk factor captioned “The requirements of TALF may adversely affect the market value and liquidity of your notes”.  In addition, with respect to the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF funding as well as non-recourse disclosure therein, we have, among other things, added a cross-reference to the “TALF Considerations” section which contains a more complete discussion of TALF and its requirements.  Please note the discussion under “Legal Aspects of the Contracts” in the base prospectus refers to the underlying motorcycle contracts and not the TALF eligible collateral (i.e. the Class A notes); therefore, we added the requested disclosure in the “TALF Considerations” section beginning on page S-59 of the prospectus supplement.

Comment No. 13:

We note your disclosure in the second sentence of the second paragraph that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans.  Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, and the motorcycle industry and Harley-Davidson specifically, which might cause the ratings to be downgraded.

Response:

We have added a cross-reference to the “Prospectus Supplement Summary-Ratings” section in the risk factor entitled “The requirements of TALF may adversely affect the market value and liquidity of your notes” which addresses the TALF ratings eligibility standards.  Please note that the risk factors both specifically and generally address the factors which could cause a downgrade of the notes.  A brief discussion and cross references to several existing risk factors in the prospectus supplement and the base prospectus discussing risks related to the current economic climate, the motorcycle industry and Harley-Davidson specifically have been added as potential factors which may cause ratings to be downgraded.

This Prospectus Supplement Provides Information, page S-28

Comment No. 14:

We are unsure what public policy is advanced by your reserving the right to alter the credit criteria, quality, and seasoning from which is disclosed in the statistical pool.  Either revise or advise.

Response:

We deleted the language reserving the right to alter the credit criteria, quality and seasoning as it relates to the final pool vis-à-vis the statistical pool.

The Contracts, page S-32

Comment No. 15:

We note your disclosure in the risk factor on page S-24 that adverse events in states with substantial concentrations of obligors may cause increased defaults and delinquencies.  To the extent that ten percent or more of the pool assets are located in any one state or geographic region, please indicate that you will disclose factors specific to such state or region that may materially impact the pool.  Refer to Item 1111(b)(14) of Regulation AB.

Response:

We confirm, consistent with our present disclosure, that to the extent ten percent or more of the pool assets are located in any one state or geographic region we will disclose, consistent with Item 1111(b)(14) of Regulation AB, any economic factors specific to such state or region that may materially impact the pool.

Characteristics of the Contracts, page S-32

Comment No. 16:

We note the disclosure that up to 5% of the contracts may be non-U.S.  We note that under the TALF program, all or substantially all of the credit exposures underlying eligible ABS must be exposures to U.S. domiciled obligors.  Please tell us how you are certain that 95% US origin is an adequate amount for TALF.

Response:

In accordance with TALF requirements, the percentage of U.S. domiciled obligors must be at least 95%.  To ensure compliance, we analyze the billing addresses of the pool obligors (by outstanding principal balance) as of their statistical cutoff date and final cutoff date as compared against the aggregate principal amount of all contracts in the pool as of the statistical cutoff date and the final cutoff date.  The percentage will then be tested by the Company’s outside accounting firm who is a nationally recognized certified public accounting firm that is registered with the Public Company Accounting Oversight Board.

Comment No. 17:

Disclose, if true, that none of the contracts is delinquent as of the cutoff date.  If not, please include a table with delinquencies in 30 day buckets.

Response:

It is not contemplated that any of the contracts will be 30 or more days delinquent as of the related cutoff date as described on page S-38 of the prospectus supplement.  We have added bracketed language on page S-39 of the prospectus supplement in the event delinquent contracts are included in the pool.

Table 5, page S-38

Comment No. 18:

We note your disclosure on page S-39 that FICO scores are based on independent third party information, the accuracy of which cannot be verified.  A Disclaimer to the accuracy and completeness of the information provided in the prospectus is not appropriate.  Please delete this disclaimer.

Response:

We have deleted the language “the accuracy of which cannot be verified” on page S-46.

Delinquency, Loan Loss and Repossession Information, page S-41

Comment No. 19:

Please confirm that delinquent assets will comprise less than 20% of the asset pool.

Response:

We confirm that delinquent assets will comprise less than 20% of the asset pool.

Static Pool Information, page S-42

Comment No. 20:

We note that you included the undertaking regarding asset-backed securities that provide certain information though an Internet Web site as required by Item 512(l) of Regulation S-K.  If you intend to disclose the information required by Item 1105 of Regulation AB on an Internet Web site, please disclose your intention here and provide the specific Internet address where the information is posted.  Also, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB in Appendix A when it becomes available.

Response:

The Company does not presently intend to utilize its Internet website but has included the undertaking as a placeholder if it decides to utilize the same.  The Company will disclose the specific Internet address where the information is posted in the event such information is posted on an Internet website.  The Company will file updated static pool information in response to Item 1105 of Regulation AB in Appendix A pursuant to a Rule 424(b) prospectus at the time of takedown.

Description of Notes, page S-52

Comment No. 21:

We note your disclosure in the last risk factor on page 15 of the base prospectus that the issuing entity may enter into a currency swap to protect against the risks relating to contracts originated in Canadian dollars.  Please include bracketed language here to indicate that you will provide the information required by Item 1115 of Regulation AB and indicate that you will discuss the risks associated with a currency swap in the risk factor section of the prospectus supplement.

Response:

We have added the requested bracketed language on page S-65 and confirm that we will add a risk factor discussing the risks associated with a currency swap, if one is utilized.

Material Federal Income Tax Consequences, page S-67

Comment No. 22:

Please revise the first sentence to remove the impermissible disclaimer that the tax discussion is “for general information only.”

Response:

We have deleted the disclaimer on page S-77 “for general information only.”

Reports to Noteholders, page S-72

Comment No. 23:

Please revise your disclosure to state whether the issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and other reports to security holders or information about the asset-backed securities will be made available on the Web site of a specified transaction party or describe the reasons why they will not be available electronically.  If filings and other reports will be made available in this matter, disclose the Web site address where such filings may be found.  Refer to Item 1118(c) of Regulation AB.

Response:

Page S-82 of the prospectus supplement contains a statement that the issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and other reports to security holders or information about the asset-backed securities will not be made available on the website of the Company, the servicer or the issuing entity.  A website will not be utilized for the issuing entities’ annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K or any other reports or information about the asset-backed securities as the same will be publicly disseminated through SEC filings.  We have updated the disclosure regarding the reasons such information will not be available on the website.

Base Prospectus

General

Comment No. 24:

Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response:

A separate section has been added on page S-36 of the prospectus supplement.

Comment No. 25:

We note your disclosure on page (ii) of the base prospectus that if the terms of a particular series of notes vary between the base prospectus and the prospectus supplement, an investor should rely on the information in the prospectus supplement.  Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise accordingly.

Response:

We have removed such statement in response to the comment.

The Seller, Servicer and Sponsor, page 17

Comment No. 26:

To the extent material, please describe the “size, composition and growth” of the sponsor’s past similar securitizations, as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the loans.  Refer to Item 1104(c) of regulation AB.

Response:

The information regarding the sponsor’s securitization program and experience is disclosed on page S-35 of the prospectus supplement.  We have added additional information in response to the comment.

Origination, page 18

Comment No. 27:

Please revise to provide a description of the experience of Eaglemark Savings Bank in originating assets of the type included in the current transaction, including the length of time Eaglemark has been engaged in originating assets.  Include, if material, information regarding the size and composition of the originator’s origination portfolio.  We also note your disclosure that the seller will purchase a limited number of contracts directly from certain motorcycle dealers located throughout the United States and Canada.  Please confirm that these motorcycle dealers, either individually or as a group, are not expected to originate 20% or more of the pool assets or revise to provide the information required by Item 1110(b) or Regulation AB.

Response:

We have included disclosure requested by the comment on page 19 of the base prospectus.  We confirm that any motorcycle dealer or group of affiliated motorcycle dealers is not expected to originate 20% or more of the pool assets.

Underwriting, page 19

Comment No. 28:

Please revise to provide additional  discussion of the underwriting guidelines used to originate pool assets, including quantitative disclosure of any minimum revaluation criteria, any allowable exceptions to underwriting criteria and the extent to which such policies and criteria could be overridden.  Refer to Item 1111(a)(3) of Regulation AB.

Response:

We have included additional language beginning on page 21 of the base prospectus in response to the comment.

Comment No. 29:

We note your disclosure in the first paragraph under this heading that credit applications that meet all underwriting guidelines are automatically approved.  Please describe the criteria which would allow for the automatic approval of a credit application and any mechanisms for overriding an automated approval decision.  Also, please describe Eaglemark’s automated review and approval process, including the frequency and type of quality control reviews.  Provide additional discussion of the assessment criteria used to approve contracts underwritten based on judgmental evaluations.

Response:

We have included additional language beginning on page 21 of the base prospectus in response to the comment.

Comment No. 30:

We note your disclosure in the third paragraph on page 20 that obligors are generally required to make a down payment of 10% to 20% against the total amount to be financed, and that in certain circumstances, no down payment may be required.  Please disclose the percentage of the pool representing contracts whose obligors were permitted to make a down payment of 10% or less and the percentage that made no down payments.  Consider risk factor disclosure if either number appears material.

Response:

Consistent with our response to comment No. 9, we have included language on page S-9 of the prospectus supplement in respect of the percentage of the pool representing contracts whose obligors were permitted to make a down payment of less than 10% and the percentage that made no down payment.  Please note that the prospectus supplement currently contains a risk factor entitled “Potential losses on the notes are likely to be higher for contracts originated under certain incentive financing programs” on page S-28, which addresses certain risks associated with no down payment contracts.  We will consider an additional risk factor at the time of takedown if the actual low or no down payment percentages appear material.

Comment No. 31:

We note your disclosure in the second to last paragraph on page 20 that Eaglemark adjusts underwriting guidelines from time to time in response to changes in external economic factors, credit delinquencies and credit losses.  Please provide additional discussion of these factors, including the types of changes that would result in adjustments to the underwriting guidelines and a description of how the adjustments.

Response:

We have included additional language on page 22 of the base prospectus in response to the comment.

The Trusts, page 23

Comment No. 32:

Please revise to disclose whether there are any differences in the underwriting criteria used during the revolving period from the criteria used to select the initial asset pool.  See Item 1111(g)(7) of Regulation AB.  Also, please confirm that if the structure involves receivables that do not arise under revolving accounts, the revolving period will not be more than three years from the date of issuance.

Response:

We have revised the disclosure to inform the investor that if a revolving period is utilized, the prospectus supplement will disclose whether there are any differences in the underwriting criteria used during the revolving period as opposed to the criteria used to select the initial asset pool.  We confirm that if the structure involves receivables that do not arise under revolving accounts, the revolving period will not be more than three years from the date of issuance.

Interest Rate, page 33

Comment No. 33:

Please delete the final bullet point.  You must specify all possible interest rates and cannot use a catchall phrase.  Similarly, delete the second bullet point on page 35.

Response:

We have deleted the final bullet point on page 36 of the base prospectus and the bullet point on page 38 of the base prospectus in response to the comment.

Servicing, page 44

Comment No. 34:

We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates.  Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB.  Provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

Response:

We have added the requested bracketed language on page S-1 of the prospectus supplement to disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB as well as to provide information regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

Part II — Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

Comment No. 35:

We note your disclosure in the first paragraph on page 2 that you have assumed that the parties to the documents will have at the time of execution of such documents, the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect of such documents.  We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel.  Please revise your opinion to remove this assumption as it relates to your client, Harley-Davidson Customer Funding Corp.

Response:

We have revised the opinion to remove various assumptions, including those consistent with the comment.

Comment No. 36:

Please either refile the opinion dated the date of effectiveness or remove language in the last paragraph on page 2 stating that the opinions set forth in the letter are based on facts in existence and the laws in effect “on the date hereof”.  An opinion can be relied upon at anytime and should not be limited to the date the opinion is issued.

Response:

We have revised the opinion to remove the language consistent with the comment.

Comment No. 37:

Please provide us with a draft of the clean opinion you propose to file with a takedown.

Response:

Please find attached the requested draft opinion.

Comment No. 38:

We note in the first paragraph of your opinion that your opinion relates to the Trust Agreement, among other agreements, and that the Trust Agreement is governed by the laws of the State of Delaware.  Please revise the second to last paragraph on page 2 to include Delaware law or tell us why you believe such revision is not necessary.

Response:

The notes will be issued pursuant to the related indenture, which is governed by Illinois law.  We have removed the reference to the trust agreement as being a document pursuant to which the registered notes are issued.  Since Delaware law is not applicable in respect of the enforceability of the notes, no revision to include Delaware law is necessary.

If you have any questions or comments regarding any of the responses in this letter, please feel free to contact me at (312) 558-7568.

Best regards,

/s/ Michael T. Mullins

cc:	RJ Seaward
Harley-Davidson Credit Corp.